Filed by Poema Global Holdings Corp.
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934, as amended
Subject Company: Poema Global Holdings Corp.
(SEC File No.: 001-39844)
Date: October 6, 2021

AVCJ

Q&A: Poema Global’s Homer Sun

Tim Burroughs

06 October 2021

Morgan Stanley Private Equity Asia’s former CIO explains why he likes special purpose acquisition companies (SPACs) and what drew him to electric scooter and mobility technology player Gogoro

Q: What brought you to SPACs?

A: With my 20-year anniversary at Morgan Stanley fast approaching, I thought it was the right time to step away and pursue something different in the final decades of my career. I had several plans going into the first quarter of 2020 and then COVID-19 put a stop to them. Around that time, I started hearing about SPACs. I thought they were backwater finance, but various people approached me, and I ended up building a model to get my head around the financial engineering and how to balance the interests of company shareholders, public shareholders, and SPAC sponsors. Early last summer I was out hiking with Joaquin Rodriguez Torres, one of the founders of Princeville Capital and a close friend, and he said out of the blue, ‘Wouldn’t it make sense for you to partner with us on a SPAC?’ Princeville focuses on venture-growth investing and they thought it could be a great synergy: using their global sourcing network, but targeting companies that are later-stage, more IPO-ready. I’ve been having a blast. It’s a privilege to have this third act and to choose who I work with.

Q: Your SPAC – Poema Global Holdings – raised $345 million in January. Opportune timing…

A: We started planning in the fourth quarter of 2020 and, following a wobble in the aftermath of the US presidential election, we were one of the first SPACs to get raised in 2021. It was 6x oversubscribed, so we upsized the offering. It was a great window to raise a SPAC. There was a flurry of issuance in the first quarter and then it slowed down. As of March, there were nearly 550 SPACs outstanding with $155 billion in capital. Pendulums tend to overswing, and my sense is that the SPAC issuance pendulum significantly overswung and the market now has a bit of indigestion.

Q: How difficult was it to find suitable targets?

A: When we were raising, more than 90% of all technology-focused SPACs were looking for deals in the US. The same guys were driving up Route 101 looking at the same companies – there were SPAC-offs where companies pitted SPACs against one another to come up with the best terms. We differentiated ourselves by concentrating on Asia and Europe. It’s been a bit more competitive than I expected, but far less competitive than in the US. Generally, you want two things in a SPAC target: a robust universe of comparable companies trading in the US, so you know there are investors who understand the industry and can translate that knowledge across geographies; and a business that is more than $1 billion in equity value, or you worry about having sufficient liquidity to attract institutional investors to take large long-term positions. We also told the market that we wouldn’t invest in pre-revenue moonshot businesses.

Q: What appealed about Gogoro?

A: One of the first things we loved about Gogoro was its scale – revenue is on track to reach $300 million this year and there is positive EBITDA. And then the valuation is well above $1 billion.

Electric mobility is a major theme and there are about a dozen ways to play four-wheeler electrification in the public markets. Gogoro stands out as one way to play two-wheel electrification. The opportunity is massive, especially in Asia with its densely populated urban centers. We also had to make sure the management team is public market-ready. We spent about seven months getting to know each other.

Q: Why was the company open to a SPAC merger?

A: With a traditional IPO, you put in months of work, and then in terms of pricing, it can come down to how the market is doing the week of the IPO. Even when the markets are there, the average gap between IPO pricing and first-day trading in the US last year was more than 60%, so there was a sense that entrepreneurs were leaving money on the table. A SPAC provides certainty on valuation by enabling robust, confidential price discovery when raising the PIPE. We spoke to investors about Gogoro over several months and they could get more granular than in the typical IPO timeframe of a few weeks. A SPAC also allows a company to tell its story with greater precision – using projections, which are not permitted in traditional IPOs – and it often features a high degree of structuring flexibility. You almost always end engineering a bespoke set of terms.

Q: In what ways are your terms bespoke?

A: The sponsor gets 20% of the overall SPAC and that is rolled into the combined company. We will take one-quarter of those promote economics on closing and then the remaining three-quarters don’t vest until the stock price is up 50-100%. This is intended to provide a higher level of alignment with public market investors and demonstrate to them that we are long-term focused.

Q: How difficult was it to raise the PIPE that supports the de-SPAC?

A: Market conditions are difficult, but we were able to rely on a significant amount of strategic participation, bringing in new investors like Foxconn Technology Group, GoTo, and Temasek Holdings. In the public markets, everyone wants those big, traditional long-only investors like Baillie Gifford and Fidelity because they aren’t going to trade in and out of the stock as hedge funds might. We have the same with our strategic investors. There are also operating angles that go alongside the capital and help push forward the business plan.

Q: And Gogoro is not a scooter company…

A: It provides the underlying technology, much like Intel, Microsoft, or Android. Gogoro started manufacturing scooters to prove the case for swap-and-go batteries for two-wheelers. In 2014, there were no electric scooters in Taiwan. Today, more than 10% of scooters are electric and 97% are Gogoro network scooters. The scooter is just part of it; there is also a super-sticky subscription tail revenue. If you buy a Gogoro-enabled scooter, you are also paying a monthly subscription to access the battery swap stations and for the app that tells you what the battery level is and where the nearest batteries are located. But to get to the core of the business, the subscription revenue, you must have the enabling hardware. That’s why Gogoro isn’t a scooter business – it has deep and interesting technology barriers.

Q: How will Gogoro make money in China, where it has partnerships with Yadea and Dachangjiang Group, respectively the country’s leading electric two-wheeler and gas- powered two-wheeler manufacturers?

A: They are joint ventures that will fund the capex to build out a battery swapping network in China. Gogoro will sell enabling hardware kits to Yadea, so its vehicles are compatible. Once a customer comes on to the network, Gogoro gets a share of the subscription revenue in perpetuity for that customer. I’ve spoken to the management teams at the two Chinese companies – and at Hero MotoCorp, Gogoro’s partner in India – and they are very optimistic about the tailwinds for this swap-and-go service.

Q: What are the risks?

A: There is always some market acceptance risk. How quickly will consumers get used to the notion of buying a bike without a battery inside it and signing up for a battery subscription? Right now, China is 70% electric in two-wheelers, but a lot of people are taking batteries home to charge. It’s cheap and easy to do, but some of these batteries are inherently unsafe, especially the ones that are retrofitted or converted. A lot of regulations are coming out, getting people to convert from lead-acid batteries to lithium-ion batteries, and to stop them charging at home.

Q: Is there a competitive threat?

A: There are some copycat battery-swapping services in China, but they don’t have a technology offering that is safe, dependable, and upgradable over the air. Nobody is remotely close. A small handful of players are serving the B2B market, chiefly delivery drivers. No one has penetrated the much larger consumer side of the market because no one has got the large OEMs [original equipment manufacturers] onside. The fact that Gogoro has been chosen by China’s number one electric scooter maker and its number one gas-powered scooter maker says a lot about the technology benchmarking done by these companies.

Q: Are you planning to raise more SPACs?

A: Absolutely. We set out with a vision to build a multi-SPAC franchise. We were not interested in doing an opportunistic one-off trade; the opportunity cost is too high. My view is that, over time, there will be leading franchises in SPACs just like there are in private equity. SPACs are here to stay. The bar has been raised, which favors better-quality sponsors. This is a healthy development for SPACs to become a more dependable source of high-quality, high-growth companies for investors to consider alongside traditional IPOs.

© Mergermarket Limited, 10 Queen Street Place, London EC4R 1BE - Company registration number 03879547

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to Poema Global and Gogoro Inc. (“Gogoro”). In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of revenue and market opportunity, the ability of Gogoro’s business model to be successful in the future, the capability of Gogoro’s technology, Gogoro’s business plans, changes in the regulatory environment, any benefits of Gogoro’s partnerships, strategies or plans as they relate to the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms and the timing of the proposed transaction are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Poema Global and Gogoro believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Poema Global and Gogoro caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by Gogoro with the SEC and other documents filed by Gogoro or Poema Global from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Poema Global nor Gogoro can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from Poema Global’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Poema Global’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by Gogoro with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2020 of Poema Global and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Poema Global or Gogoro presently know or that Poema Global and Gogoro currently believe are immaterial that could also cause actual results to differ from those contained in the forward looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Poema Global, Gogoro, their respective directors, officers or employees or any other person that Poema Global and Gogoro will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Poema Global and Gogoro as of the date of this communication. Subsequent events and developments may cause those views to change. However, while Poema Global and Gogoro may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Poema Global or Gogoro as of any date subsequent to the date of this communication.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, Gogoro will file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to Gogoro’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Poema Global to vote on the proposed transaction. Shareholders of Poema Global and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Poema Global, Gogoro and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Poema Global as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Poema Global will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

The Company and Gogoro and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Poema Global and their ownership is set forth in Poema Global’s filings with the SEC, including its Form 10-K for the year ended December 31, 2020 and subsequent filings under section 16 of the Exchange Act or on Form 10-Q. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Poema Global’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when those are filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Company or Gogoro, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.